

OFFERING MEMORANDUM

facilitated by



PIzza Grace LLC

FORM C

OFFERING MEMORANDUM

(A) The Company

Name of Company	PIzza Grace LLC
State of Organization	MD
Date of Formation	06/12/2020
Entity Type	Limited Liability Company
Street Address	6317 Jason St, Cheverly MD, 20785
Website Address	https://instagram.com/ryan.westover

(B) Directors and Officers of the Company

Key Person	ryan westover
Position with the Company Title First Year	 Founder & Head Chef 2020

Other business experience
(last three years)
	Corporate Pastry Chef @ Itaberco, Baltimore, MD 1/2018-1/2021
	
	Dessert Ingredient Manufacturer and R&D company.
	
	• As corporate pastry chef I was responsible for showcasing our product line for customers in the form of in person demos, on site staff training, virtual demos and trainings.
	
	• Developed custom and brand new products for key customers as well as act in a consultant role. This includes but is not limited to:
	
	  ○ Costco
	
	  ○ CAVA mezze, CAVA grill, and CAVA table
	
	  ○ Time Confections: Large scale CBD manufacturing company: I was integral in developing gelatin free gummy candy blends and flavors to create large scale CBD gummy candy production.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
ryan westover	100%

(D) The Company's Business and Business Plan

Building a brand not a restaurant

Strong Branding, logo design by Studio Kuyl. Fine art turned graphic design. A name that resonates.

- Grace: simple elegance or refinement of movement, the skill behind our food
- Grace: courteous goodwill, hospitality
- Grace: to do honor with one's presence, our respect for staff and customers
- Grace: favor without merit, my journey and food story in three words
- Grace: saying thanks, pizza is something to be thankful for
- Grace: What does Grace mean to you?

How are we different than every other pizza place?

Artistic approach to take out pizza from pastry chef Ryan Westover. Small footprint, manageable, profitable.

- No on the job training required. Chef Ryan has 15 years experience in the food industry.
- No take out pizza like this one. 100% naturally leavened. Get the upscale pizza experience in take out form.
- Fine dining pastry approach to pizza. Methodical, scalable, artistic.

The Team

Ryan Westover, Owner/Chef Pizza Grace

About Ryan Westover

Founder/Chef of Pizza Grace

Ryan Westover is a long-time veteran of the food and restaurant industries. He began his career at two popular chains; Domino's and Papa John's where he learned the value of streamlined processes, systems, and manageability.

Later he joined a NY-style pizza company based in Georgia and began working with more artisan-style pizzas and scratch made dough. Ryan then spent the next several years working with his father as a stone mason.

During this time, he developed a strong identity as a creative. The craftsmanship, use of tools that changed little over the years, and permanent nature of masonry left a strong impression, but ultimately the kitchen came calling again. Ryan went on to work at Bridge Mill country club in Canton, Ga where he was exposed to a true scratch kitchen and learned the fine details of a full-service restaurant and event space. In 2009 Ryan left Georgia to pursue a career as a pastry chef, he graduated from Stratford University in Falls Church, VA in 2011.

He worked at Sonoma Restaurant and Wine Bar in Capital Hill as a Pizza and line cook, while he was still in school.

After graduation, Ryan went on to join Kimpton Hotels and Restaurants at Jackson 20 under Chef Dennis Marron, it was here where Ryan's creative and simple approach to dessert began. When Chef Marron was transferred to Poste Modern Brasserie in Penn Quarter, he recruited Ryan to lead the pastry department. Under Chef Marron, he developed a style and approach that gained the attention of Food and Wine Magazine, placing Chef Ryan in the 2013 "The People's Best New Pastry Chef" promotion. That same year he went on to win the "Brightest Young Things" Donut Fest, a donut competition attracting some of the city's top chefs and donut shops.

In 2015, Ryan was hired to head up the bakery at 1789, a longstanding DC institution. While there he was able to complete the Clyde's Group Management Training Program learning the nuance of restaurant management with special attention to financial accountability.

While at 1789, Ryan was recognized for his talents by the Washington Post, CBS DC, National Restaurant News, and was interviewed by StarChefs.com for their Rising Stars DC promotion. Not only did he gain recognition for his creative ability but also learned how to create and scale dessert production.

The Bakery at 1789 also served as the dessert production kitchen for several other Clyde's locations including The Old Ebbitt Grill, one of the most profitable restaurants in the country.

After a brief stent as the Corporate Pastry Chef for MIC, Ryan went back to his alma matter, only this time a pastry chef instructor. For the next 2 years, he taught and helped develop budding pastry students. During this time, he focused his attention on rounding out his skill sets and pastry techniques. This is where he rekindled his passion for pizza.

Chef Ryan taught several artisan breads courses during his time as an instructor. The pizza section of those courses gave him an opportunity to hone his pizza making skills. For the last five years, Ryan has been committed to researching, testing, and developing the "perfect" dough.

For the past 2 years Ryan has been working at Itaberco, a dessert ingredient manufacturing company based in Baltimore, MD as the corporate pastry chef. He is involved in product development, sales, marketing, business development, and helps small business set up profitable dessert programs all over the country.

At Pizza Grace, Ryan hopes to make his mark as a restauranteur and pizza maker. Grace has a unique approach to pizza and will feature 100% hand mixed dough, 100% naturally leavened, and will utilize whole wheat flours to add flavor depth and nutritional value.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$8,000
Offering Deadline	June 28, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$20,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction Costs	$7,520	$18,800
Mainvest Compensation	$480	$1,200
TOTAL	$8,000	$20,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to

the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 1.5%[2]
Payment Deadline	2027-07-01
Maximum Payment Multiple	1.7 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.07%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 1.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$8,000	0.6%
$11,000	0.8%
$14,000	1.1%
$17,000	1.3%
$20,000	1.5%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company

could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
ryan westover	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Sharing Note	$89,400	%	01/01/2027	6.3% of revenue until 1.85x investment multiple (2.0x early investor bonus) is achieved.

(Q) Other Offerings of Securities within the Last Three Years

January 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $89,400 Please refer to the company's Form CU for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Currently, we are in the start-up phase and in the process of fundraising and securing a location.

Forecasted milestones

Pizza Grace forecasts the following milestones:

- Secure lease in Chicago, IL by March 2021.
- Hire for the following positions:
    - sous chef, 6/1/2021
    - hourly staff, 5/15/2021
- Achieve $530000 revenue per year by end of year 1.
- Achieve $125000 profit per year by end of year 3.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Pizza Grace's fundraising. However, Pizza Grace may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$530,000	$609,500	$670,450	$697,268	$711,213
Cost of Goods Sold	$95,410	$109,721	$120,693	$125,520	$128,030
Gross Profit	$434,590	$499,779	$549,757	$571,748	$583,183
EXPENSES					
Rent	$50,400	$51,660	$52,951	$54,274	$55,630
Utilities	$16,800	$17,220	$17,650	$18,091	$18,543
Salaries	$180,000	$207,000	$227,700	$236,808	$241,544
Insurance	$9,996	$10,245	$10,501	$10,763	$11,032
Repairs & Maintenance	$25,000	$25,625	$26,265	$26,921	$27,594
Legal & Professional Fees	$4,992	$5,116	$5,243	$5,374	$5,508
payroll tax	$14,400	$14,760	$15,129	$15,507	$15,894
internet/phone	$2,640	$2,706	$2,773	$2,842	$2,913
Pos/chownow	$3,900	$3,997	$4,096	$4,198	$4,302
credit card fees	$10,596	$10,860	$11,131	$11,409	$11,694
kitchen and restaurant supplies	$4,800	$4,920	$5,043	$5,169	$5,298
debt payments	$30,000	$30,000	$30,000	$30,000	$30,000
comp. charges	$2,496	$2,558	$2,621	$2,686	$2,753
bank charges	$1,800	$1,845	$1,891	$1,938	$1,986
misc. unforeseen charges	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$70,770	$105,117	$130,460	$139,308	$141,871

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a

company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V